EXHIBIT 99.1
SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 10, 2014

Seabridge Gold Begins New Drill Program at KSM
Drilling to Focus on Expanding Deep Kerr and Discovering Additional
Higher Grade Core Zones

Toronto…Seabridge Gold reported today that exploration drilling has begun at its wholly-owned KSM project in Northwestern British Columbia, Canada. The primary focus of the program is to expand the 515 million tonne inferred resource averaging 0.53% copper and 0.36 g/T gold found last year at Deep Kerr and also increase its average grade. The second objective is to test several more identified and highly prospective core zone targets which have the potential for large, high grade deposits similar to Deep Kerr, including the Iron Cap deposit at depth.

Seabridge Chairman and CEO Rudi Fronk noted that “our understanding of the KSM system has increased immensely since the discovery of Deep Kerr, and the more we learn, the more upside we see. We now know a great deal more about the geophysical and geochemical signatures of the higher grade core zones we are looking for and we have also unraveled the major displacements that have occurred along the district’s faults. With these powerful tools at our disposal, we are confident that we will find more core zones this summer. Both copper-rich and gold-rich targets are included in the program. We also expect to make substantial additions to the Deep Kerr resource.”

Additional MT geophysical surveys have recently been completed by Quantec Geoscience Ltd of Toronto and are now being interpreted. MT (magnetotelluric), which measures fluctuations in naturally-occurring electrical and magnetic fields over a broad range of frequencies, has proven to be an effective tool for conceptual modelling of deep targets at KSM.  MT resistivity profiles along the plunge projection of the original Kerr deposit helped to guide the discovery of Deep Kerr. The same method is being used to identify other potential core zones.

The initial targets in the 2014 program are:

DEEP KERR

Deep Kerr confirmed the existence of higher grade core-zone-style mineralization at KSM. The Deep Kerr opportunity is enhanced by its accessibility from the Sulphurets valley floor by way of an inclined tunnel, raising the potential for a lower cost block caving option which would also have significant environmental benefits. The last drill holes completed in 2013 at Deep Kerr, located on the north end of the deposit, were some of the widest and richest to date. One of the priority targets for 2014 is to determine the northern extension of the deposit with step-outs that could extend the strike of Deep Kerr by several hundred meters.

Deep Kerr demonstrates that the vertical zonation of a major porphyry system remains intact at KSM. Growing evidence suggests that the lateral geometry may also have been preserved at Deep Kerr. The standard model for very large porphyry mineral systems such as Bingham Canyon in Utah is a symmetrical distribution of metal around a source intrusion. In this model, the core of the source intrusion has typically pushed its metal load out to the margins. On the margins, a systematic zonation of metals is observed consistent with changing fluid conditions related to changing pressures and temperatures as the fluids move away from the source stock. If this model applies to Deep Kerr, it would mean that the Deep Kerr resource drilled to date may only be the western limb of the mineral deposition surrounding the host intrusion and that an eastern counterpart has yet to be found. Such a discovery would be significant, potentially repeating the known Deep Kerr deposit in addition to the expected expansion of the west limb to the north.

Ongoing analysis of the data from the original Kerr deposit suggests the potential for an eastern limb to Deep Kerr. Geophysical surveys from 2011 indicated that the eastern part of the Kerr system contained rocks with physical properties similar to the Deep Kerr zone. This interpretation also appears to be supported by the new MT surveys. An eastern extension of Deep Kerr is therefore a second target for this year’s program.

A third target at Deep Kerr is derived from mineralogical data which points to the potential for greater concentrations of bornite, a mineral with higher copper content, below the limits of last year’s drilling. This target remains a priority for testing.

IRON CAP

Drilling below the Iron Cap deposit in 2012 and 2013 attempted to test the downward plunge of the deposit for higher grade gold-copper core zone mineralization. Promising results were obtained in these drill holes, particularly IC-13-49, which returned 261.4 meters of 0.40% copper and 1.09 g/T gold. Targeting this zone by drilling down plunge is not optimum; consequently, holes in the 2014 program have been designed to cut across the projected core zone at Iron Cap to determine the width and strike of the zone. Iron Cap is currently designed as an underground block cave mine, sitting about 1000 to 1200 meters laterally from the access tunnels designed for the KSM project.  Extending this deposit down plunge into higher grade gold and copper zones would significantly improve the Iron Cap deposit with little change to the KSM project design.

“The Seabridge exploration team believes the 2014 program will be our best yet. The excitement level is really palpable as the drilling begins,” Fronk said.

The KSM Project represents a mining district hosting multiple deposits and containing one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four known, large, gold-copper porphyry deposits which occur within the upper portion of the system and have demonstrated vertical continuity down to near-magmatic bornite-bearing core zones and upward through voluminous mineralized stock works into near surface epithermal vein deposits. This vertical zonation is typical of many of the world’s largest mining districts. Deep Kerr is the initial confirmation of the existence of deep core zones beneath the porphyry deposits, which this model predicts. Core zones are typically formed under higher temperature and pressure conditions, resulting in a mineralogical character usually associated with significantly higher metal content.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol will be employed during the 2014 program including blank and reference standards in every batch of assays. Cross-check analyses will be conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the 2014 program  making substantial additionsb to the Deep Kerr resourceand increasing its average grade, and offering greater potential to find one or more core zones at Iron Cap and elsewhere; (ii) the potential for for mining Deep Kerr by the lower cost block caving option and its accessibility by way of inclined tunnel; (iii) that the lateral geometry may have been preserved at Deep Kerr and the potential for an eastern counterpart to the western limb of Deep Kerr; (iv) the potential for greater concentrations of bornite below the limits of 2013 drilling at Deep Kerr; (v) that the Iron Cap deposit may be extended down plunge into higher grade gold and copper zones which might significantly improve the Iron Cap deposit with little change to the KSM project design ; (vi) the estimated amount and grade of mineral reserves and mineral resources; (vii) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (viii) the amount of future production; and (ix) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2013 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                         ON BEHALF OF THE BOARD
                         "Rudi Fronk"
                         Chairman and C.E.O.

      For further information please contact:
      Rudi P. Fronk, Chairman and C.E.O.
      Tel: (416) 367-9292   •  Fax: (416) 367-2711
      Email:  info@seabridgegold.net